October 7, 2010
Mr. Michael R. Clampitt
Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	Popular, Inc. (File No. 001-34084) Comment Letter dated September 24, 2010
Dear Mr. Clampitt:
On behalf of Popular, Inc. we hereby respectfully request an extension until October 29, 2010 to respond to the above referenced comment letter.
If you have any questions regarding the above request, please do not hesitate to contact the undersigned at 787-763-3258.
Very truly yours,
/s/Ileana González
Ileana González
Senior Vice President and
Corporate Comptroller

c:	Lindsay A. Bryan John A. Spitz Jonathan E. Gottlieb Richard L. Carrión Jorge A. Junquera Ignacio Álvarez Zataraín